Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, Michigan 48168

July 3, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:     Cooper-Standard Holdings Inc.
Form 10-K for the Year Ended December 31, 2024
Response Dated June 12, 2025
File No. 001-36127

Dear Ms. Gilmore and Ms. Erlanger,

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we are responding to the letter from the Staff of the United States Securities and Exchange Commission (the “Staff”) to the Company, dated June 30, 2025 (the “Comment Letter”), relating to the Company’s above-referenced filing (the “Form 10-K”). For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italics herein.

Form 10-K for the Year Ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations, page 33

1.We note from your response to our prior comment 1 that you will remove the “Total for reportable segments” line item from the segment adjusted EBITDA table in your MD&A as currently presented on page 34 of the Form 10-K, however you propose to include additional line items for “Corporate, eliminations and other” and “Consolidated Adjusted EBITDA” as part of that same table. Please note that we do not believe that presentation of these line items provides meaningful information, as the segment measures are presented on a different basis from the consolidated profitability measure. The “corporate, eliminations and other” line item represents a reconciling item required by ASC 280-10-50-30 to be disclosed in the footnotes to the financial statements to reconcile your segment profitability measures to consolidated income before taxes. It does not appear appropriate to present this amount outside of the ASC 280 disclosure, such as in MD&A as a reconciling item between your segment measures and a non-GAAP consolidated measure.

Response: We acknowledge the Staff’s comment and appreciate the clarification regarding the presentation of segment profitability measures in the MD&A. In response to the Staff’s June 5, 2025 comment, we had proposed including line items for “Corporate, eliminations and other” and “Consolidated Adjusted EBITDA” within our segment Adjusted EBITDA table in the MD&A, in order to reconcile the total of segment results to the consolidated Adjusted EBITDA amounts disclosed on page 38 of the Form 10-K.

Based on the Staff’s most recent comment, we understand that using terminology such as “Corporate, eliminations and other” may imply the presentation of a reconciling item consistent with ASC 280-10-50-30, which is required to appear in the footnotes to the financial statements and not within the MD&A. We also understand that including a “Corporate, eliminations and other” row could cause confusion when used to reconcile to a non-GAAP measure such as Consolidated Adjusted EBITDA.

Accordingly, consistent with our prior response letter, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2025, we will remove the subtotal line item titled “Total for reportable segments” from the segment Adjusted EBITDA table in the MD&A. In response to the Staff’s most recent comment, however, we will not include line items for “Corporate, eliminations and other” and “Consolidated Adjusted EBITDA” in that table as originally proposed.

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments about this letter or need any further information, please email the undersigned at jon.banas@cooperstandard.com.

Sincerely,

/S/ JONATHAN P. BANAS

Jonathan P. Banas
Chief Financial Officer
(Principal Financial Officer)

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